Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF THE

SERIES B PREFERRED STOCK,

SERIES C PREFERRED STOCK, AND

SERIES D PREFERRED STOCK

OF

MIKROS SYSTEMS CORPORATION

Pursuant to the provisions of Section 151 (g) of the General Corporation Law of the State of Delaware, it is hereby certified that:

1. The name of the corporation is Mikros Systems Corporation (the “Corporation”).

2. Pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Corporation’s Certificate of Incorporation, as theretofore amended, the Board of Directors of the Corporation, by resolution duly adopted, authorized the issuance of a series of preferred stock of the Corporation designated as Series B Preferred Stock, par value $0.01 per share (the “Series B Stock”), and established the relative powers, designations, preferences, rights, qualifications, limitations and restrictions of such stock by filing a Certificate of Designation of the Series B Preferred Stock with the Secretary of State of the State of Delaware on June 3, 1988.

3. Pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Corporation’s Certificate of Incorporation, as theretofore amended, the Board of Directors of the Corporation, by resolution duly adopted, authorized the issuance of a series of preferred stock of the Corporation designated as Series C Preferred Stock, par value $0.01 per share (the “Series C Stock”), and established the relative powers, designations, preferences, rights, qualifications, limitations and restrictions of such stock by filing a Certificate of Designation of the Series C Preferred Stock with the Secretary of State of the State of Delaware on June 3, 1988.

4. Pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Corporation’s Certificate of Incorporation, as theretofore amended, the Board of Directors of the Corporation, by resolution duly adopted, authorized the issuance of a series of preferred stock of the Corporation designated as Series D Preferred Stock, par value $0.01 per share (the “Series D Stock”), and established the relative powers, designations, preferences, rights, qualifications, limitations and restrictions of such stock by filing a Certificate of Designation of the Series D Preferred Stock with the Secretary of State of the State of Delaware on March 31, 1994.

5. The Board of Directors of the Corporation adopted the following resolution on April 25, 2016:

RESOLVED, that at such time as none of the authorized shares of the Series B Stock, Series C Stock or Series D Stock are outstanding as a result of certain transactions, no additional shares of Series B Stock, Series C Stock or Series D Stock will be issued, and the officers of the Corporation are authorized to prepare, execute and deliver any agreements, certificates or documents, including the Certificate of Elimination of the Series B Stock, Series C Stock and Series D Stock, and to take any actions necessary, convenient or appropriate, including filing such Certificate of Elimination with the Secretary of State of the State of Delaware setting forth this resolution, pursuant to the provisions of Section 151(g) of the DGCL, to eliminate the classes of Series B Stock, Series C Stock and Series D Stock in which no shares remain outstanding.

6. The effective time of this certificate shall be upon filing.

Signed on this 7th day of July, 2016

MIKROS SYSTEMS CORPORATION

By:	/s/ Patricia A. Kapp
Patricia Kapp, Secretary